Exhibit 99.1

NewsRelease

TransCanada Announces 2016 Annual and Special Meeting
Board of Director Election Results

CALGARY, Alberta - April 29, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced approval by its shareholders of the appointment of the 12 nominees as directors of TransCanada. At its 2016 annual and special meeting of shareholders held earlier today, each of the following 12 nominees were elected as directors of TransCanada on a vote by ballot to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	375,803,538	99.55%	1,699,271	0.45%
Derek H. Burney	375,210,087	99.39%	2,292,864	0.61%
Russell K. Girling	376,856,536	99.83%	646,477	0.17%
S. Barry Jackson	368,817,294	97.70%	8,685,719	2.30%
John E. Lowe	376,651,391	99.77%	851,418	0.23%
Paula Rosput Reynolds	374,046,880	99.08%	3,456,071	0.92%
John Richels	370,587,915	98.17%	6,915,098	1.83%
Mary Pat Salomone	376,547,744	99.75%	955,268	0.25%
Indira Samarasekera	376,140,498	99.64%	1,362,311	0.36%
D. Michael G. Stewart	376,770,778	99.81%	732,173	0.19%
Siim A. Vanaselja	376,082,537	99.62%	1,420,476	0.38%
Richard E. Waugh	375,332,926	99.43%	2,170,087	0.57%

Effective today, the Board of Directors includes new independent director, Dr. Indira Samarasekera.

“On behalf of the Board of Directors, I am very pleased to welcome Dr. Samarasekera as our newest director and look forward to her contributions to TransCanada,” said Barry Jackson, chair of TransCanada’s Board of Directors. Dr. Samarasekera’s considerable experience in engineering, governance, government and regulatory, and management are a valuable addition to TransCanada’s Board.”

Dr. Samarasekera is currently a senior advisor for Bennett Jones LLP and serves on the Board of Directors of the Bank of Nova Scotia and Magna International, in addition to holding positions on a number of non-profit organizations.

Dr. Samarasekera is internationally recognized as one of Canada’s leading metallurgical engineers for her groundbreaking work on process engineering of materials, especially steel processing. She held the Dofasco Chair in Advanced Steel Processing at the University of British Columbia and has consulted widely for industry worldwide leading to the implementation of her research discoveries.

As a Hays Fulbright Scholar, Dr. Samarasekera earned an MSc from the University of California in 1976. In 1980, she was granted a PhD in metallurgical engineering from the University of British Columbia.

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and posted to the Investor Centre section of the company website at www.transcanada.com by no later than Tuesday, May 3, 2016.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522